CUSIP No. 867877102

13D

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Sunwin Stevia International, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

867877102

(CUSIP Number)

WILD Flavors, Inc.

c/o Louis D. Proietti

1261 Pacific Avenue

Erlanger, KY 41018-1260

(859) 372-4931

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 20, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 867877102

1.	Names of Reporting Persons. WILD Flavors, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 54,333,332 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 54,333,332 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 54,333,332 shares of Common Stock

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (9) 28.3% of Common Stock

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 867877102

1.	Names of Reporting Persons. WILD Affiliated Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 54,333,332 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 54,333,332 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 54,333,332 shares of Common Stock

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (9) 28.3% of Common Stock

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 867877102

1.	Names of Reporting Persons. WILD Flavors GmbH

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 54,333,332 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 54,333,332 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 54,333,332 shares of Common Stock

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (9) 28.3% of Common Stock

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 867877102

1.	Names of Reporting Persons. Dr. Hans-Peter Wild

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 54,333,332 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 54,333,332 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 54,333,332 shares of Common Stock

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (9) 28.3% of Common Stock

14.	Type of Reporting Person (See Instructions) IN

Item 1.           Security and Issuer.

This Statement relates to shares of common stock, $0.001 par value per share (“Common Stock”) of Sunwin Stevia International, Inc., a Nevada corporation (the “Issuer”). The Issuer’s principal executive offices are located at 6 Shengwang Ave., Qufu, Shangdong, China.

Item 2.           Identity and Background.

(a)                              This Statement is filed by each of WILD Flavors, Inc. (“Holder”), WILD Affiliated Holdings, Inc. (“Holdings”), WILD Flavors GmbH (“GmbH”) and Dr. Hans-Peter Wild (“Dr. Wild”) with respect to shares of Common Stock, par value $0.001 per share (“Shares”) of the Issuer beneficially owned by Holder. Holdings, GmbH, Dr. Wild and Holder have entered into a Joint Filing Agreement, a copy of which is filed with this Statement as Exhibit 4, pursuant to which they have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934 (the “Act”).

The sole director of Holder and of Holding is Michael H. Ponder (“Ponder”).  The executive officers of Holder and Holdings (collectively, the “U.S. Officers”) are: Ponder, President and CEO; Vincent F. Macciocchi, Chief Operating Officer; Gary L. Massie, Chief Financial Officer; Erik Donhowe, Global Chief Research and Innovation Officer; and Louis D. Proietti, General Counsel.

The executive officers of GmbH (collectively, the “GmbH Officers”) are: Ponder, Global CEO; Christopher Schmitz (“Schmitz”), Global CFO; Jan-Michael Clauss (“Clauss”), Global General Counsel; Anthony Eldridge (“Eldridge”), Chief Information Officer.

The directors of GmbH (collectively, the “GmbH Directors”) are: Dr. Wild, Christopher Mottern (“Mottern”), Johannes Huth (“Huth”), Cristian Ollig (“Ollig”), Dr. Stephen Eilers (“Eilers”), and Sir Roger Carr (“Carr”).

(b)                                The address of the principal business office of Holdings, Holder, and the U.S. Officers is 1261 Pacific Avenue, Erlanger, Kentucky 41018. The address of the principal business office of Dr. Wild, GmbH, and the GmbH Officers is Neugasse 22, Zug, Switzerland 6300

Mottern’s business address is 950 Mission Creek Drive, Palm Desert, CA 92211. Huth’s and Ollig’s business address is KKR, Stirling Square, 7 Carlton Gardens, London SW1Y 5AD. Eilers’ business address is Freshfields Bruckhaus Deringer LLP, Im Zollhafen 24, 505678 Köln. Carr’s business address is Centrica plc, Queensberry House, 3 Old Burlington Street, London W1S 3AE, UK.

(c)                                 The information set forth in Item 2.(a) is hereby incorporated into this Item 2.(c) by reference.

Eilers is employed by Freshfields Bruckhaus Deringer LLP. Carr is employed by Centrica plc. Ollig and Huth are employed by KKR.

(d-e)                      None of Holder, Holdings, GmbH, the GmbH Directors, the U.S. Officers or the GmbH Officers has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws during the past five years.

 (f)                           Holder is a Delaware corporation, Holdings is a Nevada corporation, and GmbH is a Gesellschaft mit beschränkter Haftung organized in Switzerland. Each of the U.S. Officers and Mottern is a U.S. citizen. Dr. Wild, Schmitz, Eilers, Huth, Ollig and Clauss are German citizens.  Eldridge and Carr are citizens of Great Britain.

Item 3.           Source and Amount of Funds or Other Consideration.

The source and amount of funds used in the transaction are as described in Item 4, below.

Item 4.           Purpose of Transaction.

On February 5, 2009, Holder entered into a securities purchase agreement with Issuer whereby Holder was issued 20,000,000 shares of Issuer common stock and a warrant to purchase 26,666,666 shares of Issuer common stock.  As part of the transaction, Holder was issued a 45% membership interest in a joint venture limited liability company named Sunwin USA, LLC (“Sunwin USA”). Holder was appointed sole manager of Sunwin USA and was responsible for all of its business and affairs.  Until December 2010, Holder had the option to exchange its membership interest in Sunwin USA for 6,666,666 shares of Issuer common stock.  The Reporting Persons previously filed a Schedule 13G relating to the 20,000,000 shares, the warrant and the exchange option.

On August 8, 2012 Holder entered into an Exchange Agreement with Issuer pursuant to which Holder sold its 45% membership interest in Sunwin USA to Issuer in consideration of Issuer’s issuance of 7,666,666 shares of Issuer common stock and a cash payment of $92,541.  The transaction closed on August 20, 2012.  Under the terms of the Exchange Agreement, Holder also assumed certain pre-closing obligations of Sunwin USA totaling approximately $694,000, of which $659,602 constituted trade accounts payable and loans payable to Holder.

Except as set forth in this Schedule 13D, none of Holder, Holdings, GmbH, Dr. Wild, the U.S. Officers, the GmbH Officers or the GmbH Directors has any present plan or proposal which would relate to or result in:

(a)                              The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)                              An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)                              Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)           Any material change in the present capitalization or dividend policy of the Issuer;

(f)                                Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)                               Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)                              Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)                                  A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j)            Any action similar to any of those enumerated above.

The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate and adopt plans or proposals with respect thereto subject to compliance with applicable regulatory requirements.

Item 5.           Interest in Securities of the Issuer.

(a-b)

1.             As of August 30, 2012, the Reporting Persons may be deemed to beneficially own, share voting power over, and share the power to direct the disposition of 54,333,332 shares of Issuer common stock, representing 28.3% of Issuer’s outstanding common stock as reported in Issuer’s Annual Report on Form 10-K filed with the SEC on July 30, 2012.  In deriving this percentage, the Reporting Persons have added the 26,666,666 shares issuable upon exercise of the warrant and the 7,666,666 newly issued shares to the number of Issuer’s outstanding shares.  The Reporting Persons hold 27,666,666 shares of Issuer common stock and have the right to acquire, within 60 days, 26,666,666 shares of Issuer common stock.

2.             None of the U.S. Officers, the GmbH Directors or the GmbH Officers, individually, owns any shares of Issuer Common Stock.

(c)           Not applicable.

(d)                                Not applicable.

(e)                                 Not applicable.

Item 6.                                Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth, or incorporated by reference, in Items 3 through 5 of this statement is hereby incorporated by reference in this Item 6.

The purchase warrant, attached to this Statement as Exhibit 2, is hereby incorporated into this Item 6 by reference.

Item 7.           Material to be Filed as Exhibits.

Exhibit No.	Exhibits

1.	Exchange Agreement dated August 8, 2012 by and between Issuer and Holder incorporated herein by reference to Exhibit 10.29 to Issuer’s Current Report on Form 8-K filed on August 24, 2012.

2.

Common Stock Purchase Warrant between Sunwin International Neutraceuticals, Inc. and Wild Flavors, Inc. dated February 5, 2009 incorporated by reference to Exhibit 4.1 to Issuer’s Form 8-K filed on February 11, 2009.

3.	Power of Attorney incorporated by reference to Exhibit 24 to the Form 3 filed by the Reporting Persons with regard to the Issuer’s securities on May 14, 2012.

4.	Joint Filing Agreement among the Reporting Persons dated as of August 30, 2012.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 30, 2012
Date
/s/ Jan-Michael Clauss, attorney in fact for Dr. Hans-Peter Wild
Signature
Dr. Hans-Peter Wild
Name

WILD FLAVORS, INC.

By:	/s/ Louis Proietti
Louis Proietti, General Counsel

WILD AFFILIATED HOLDINGS, INC.

By:	/s/ Louis Proietti
Louis Proietti, General Counsel

WILD FLAVORS GMBH

By:	/s/ Jan-Michael Clauss
Jan-Michael Clauss, General Counsel